Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered sales growth across all divisions (cc1) as growth drivers, including Cosentyx and Entresto, more than offset generic erosion; innovation momentum continued
•	Net sales grew 2% (cc, -1% USD), as growth drivers more than offset Gleevec/Glivec impact
o	Cosentyx (USD 410 million, +136% cc) showing strong growth in all three indications
o	Entresto (USD 84 million) steadily growing with better access in US and EU
o	Gilenya (USD 722 million, +5% cc) grew mainly driven by volume
o	Excluding Gleevec/Glivec, Oncology grew +7% (cc) driven mainly by Promacta/Revolade, Jakavi, Tafinlar + Mekinist and Tasigna
•	Core[1] operating income down 5% (cc) due to generic erosion and increased investments, mainly in Entresto and Alcon
o	Core EPS of USD 1.13, down 1% (cc)
•	Net income declined 15% (cc) mainly due to a net charge related to the discontinuation of RLX030 (USD -0.2 billion), as well as the decline in core operating income
•	Free cash flow[1] grew USD 0.3 billion versus prior year, to USD 1.7 billion
•	Innovation momentum maintained:
o	Kisqali (formerly LEE011) approved and launched in the US for treatment of advanced breast cancer
o	Sandoz received positive CHMP opinions for biosimilars etanercept and rituximab in April
o	CTL019 cell therapy granted FDA Priority Review for pediatric ALL and Breakthrough Therapy designation for DLBCL
o	BAF312 submission for the treatment of multiple sclerosis expected in 2018 in the US
o	SEG101 submission for treatment of sickle cell pain crises expected in 2018 in the US, 2019 in EU
o	AMG 334 positive readout for treatment of episodic migraine in April
•	Alcon growth plan on track, sales grew +1% (cc) driven by Vision Care. Alcon continued to accelerate innovation, strengthen customer relationships and improve operations
•	2017 Group outlook confirmed:
o	Net sales expected to be broadly in line with prior year (cc), core operating income expected to be broadly in line or decline low single digit (cc)

Key Q1 figures[1]	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Net Sales	11 539	11 600	-1	2
Operating income	1 922	2 451	-22	-19
Net income	1 665	2 011	-17	-15
EPS (USD)	0.70	0.85	-18	-15
Free cash flow	1 665	1 362	22
Core
Operating income	3 010	3 261	-8	-5
Net income	2 690	2 788	-4	-1
EPS (USD)	1.13	1.17	-3	-1

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 36 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Basel, April 25, 2017 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered another solid performance in the first quarter. Growth drivers, including Cosentyx and Entresto, more than offset generic erosion, mainly due to Glivec. The innovation momentum continued in the quarter, led by the launch of Kisqali, and the FDA Priority Review for CTL019 in the US. This reinforces our confidence in our next growth phase, which we expect to start in 2018.”

GROUP REVIEW

First quarter Group financials

Net sales were USD 11.5 billion (-1%, +2% cc) in the first quarter, as volume growth of 7 percentage points was partially offset by the negative impact of generic competition (-3 percentage points) and pricing (-2 percentage points). All divisions reported growth in constant currencies.

Operating income was USD 1.9 billion (-22%, -19% cc). Core adjustments amounted to USD 1.1 billion (2016: USD 0.8 billion), including a net charge of USD 0.2 billion related to the discontinuation of RLX030 development.

Core operating income was USD 3.0 billion (-8%, -5% cc). Core operating income margin in constant currencies decreased 1.8 percentage points, mainly due to generic erosion of Gleevec/Glivec and investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 2.0 percentage points in US dollar terms to 26.1% of net sales.

Net income was USD 1.7 billion (-17%, -15% cc), declining less than operating income due to higher income from associated companies.

EPS was USD 0.70 (-18%, -15% cc), broadly in line with net income.

Core net income was USD 2.7 billion (-4%, -1% cc), declining less than core operating income due to higher income from associated companies.

Core EPS was USD 1.13 (-3%, -1% cc), broadly in line with core net income.

Free cash flow was USD 1.7 billion (USD +0.3 billion), mainly driven by higher cash flows from operating activities.

Innovative Medicines net sales were USD 7.7 billion (0%, +2% cc) in the first quarter, with volume growth of 7 percentage points driven by Cosentyx, Entresto, Promacta/Revolade, Jakavi, Tafinlar + Mekinist and Gilenya. Generic competition had a negative impact of 4 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in the US and Europe.

Operating income was USD 1.7 billion (-21%, -17% cc) due to generic erosion of Gleevec/Glivec, launch investments and the net charge of USD 0.2 billion related to the discontinuation of RLX030 development. Core operating income was USD 2.4 billion (-7%, -3% cc). Core operating income margin in constant currencies decreased by 1.7 percentage points due mainly to generic erosion and launch investments for Entresto, Cosentyx and Kisqali. Currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 2.2 percentage points to 31.5% of net sales.

Sandoz net sales were USD 2.4 billion (-1%, +1% cc) in the first quarter, as volume growth of 9 percentage points was offset by 8 percentage points of price erosion. Global sales of Biopharmaceuticals (including biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew +30% (cc) to USD 274 million, driven by strong performance of Zarxio (filgrastim) and Glatopa   20mg in the US.

Operating income was USD 343 million (-1%, -2% cc). Core operating income was USD 460 million     (-5%, -6% cc). Core operating income margin in constant currencies decreased by 1.3 percentage points, mainly due to higher M&S investment, including biosimilars, and higher Other Expense.  Currency had a positive impact of 0.4 percentage points, resulting in a net decrease of 0.9 percentage points to 18.9% of net sales.

Alcon net sales were USD 1.4 billion (-1%, +1% cc) in the first quarter. Vision Care sales (+4% cc) continued to grow, driven by strong performance of the daily contact lens portfolio, including continued double-digit growth of Dailies Total1. Surgical sales (-1% cc) were down, mainly due to continued competitive pressures in IOLs.

Operating loss was USD 43 million, compared to an income of USD 31 million in the prior year quarter. Core operating income was USD 187 million (-23%, -18% cc). Core operating income margin decreased by 3.1 percentage points in constant currencies, mainly impacted by higher M&S investment. Currency had a negative impact of 0.7 percentage points, resulting in a net margin decrease of 3.8 percentage points to 13.2% of net sales.

Key growth drivers

Underpinning our financial results in the first quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Jakavi, Tafinlar + Mekinist, Tasigna and Gilenya, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Drivers

•
Cosentyx (USD 410 million, +136% cc), continued to show strong launch trajectory in the first quarter of 2017 across its three approved indications. Cosentyx has been used to treat more than 80,000 patients since launch.

•
Entresto (USD 84 million, USD +67 million), had a solid first quarter, benefitting from the continued access improvements, effects of increased investment in the US, as well as additional launches in Europe.

•	Promacta/Revolade (USD 175 million, +35% cc) grew strongly, driven by continued worldwide uptake as well as growth of the thrombopoietin class for chronic immune thrombocytopenic purpura.

•	Jakavi (USD 162 million, +34% cc) growth was driven by increased patients treated for myelofibrosis and the launch of the polycythemia vera indication in key markets.

•	Tafinlar + Mekinist (USD 187 million, +27% cc) continued to show strong growth, particularly in Europe.

•	Tasigna (USD 411 million, +9% cc) showed solid growth in the first quarter, particularly in the US, despite multiple generic versions of Gleevec/Glivec.

•	Gilenya (USD 722 million, +5% cc), exhibited continued volume growth.

•	Biopharmaceuticals (USD 274 million, +30% cc) grew mainly driven by Zarxio and Glatopa 20mg in the US.

Emerging Growth Markets

•	Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 1% USD, 6% cc.

Strengthen R&D

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the first quarter of 2017 include:

New approvals and regulatory opinions

•	Kisqali (ribociclib, formerly LEE011) was approved by the FDA in combination with an aromatase inhibitor for treatment of postmenopausal women with HR+/HER2- advanced or metastatic breast cancer.

•	Tafinlar + Mekinist received EU approval in April for combination therapy to treat patients with advanced or metastatic NSCLC whose tumors express the BRAF V600 mutation.

•	Votubia (everolimus) dispersible tablets were approved by the EC as an adjunctive treatment for patients whose refractory partial-onset seizures are associated with TSC.

•	Sandoz biosimilars etanercept (Amgen’s Enbrel®) and rituximab (Roche’s MabThera®/Rituxan®) received positive opinions from the CHMP in April.

•	AcrySof IQ ReSTOR 2.5D Toric IOL with ACTIVEFOCUS was approved by the FDA to address presbyopia and preexisting astigmatism at the time of cataract surgery.

Regulatory submissions and filings

•
CTL019 was granted Priority Review by the FDA, in pediatric and young adult patients with acute lymphoblastic leukemia. CTL019 is an investigational CAR-T cell therapy. The FDA has also granted Breakthrough Therapy designation to CTL019 for the treatment of adult patients with r/r diffuse large B-cell lymphoma.

•
Zykadia (ceritinib) was granted Priority Review from the FDA for use as a first-line treatment for patients with metastatic NSCLC with an ALK mutation, and Breakthrough Therapy designation in this indication for patients with brain metastases.

•
SEG101 (crizanlizumab) was discussed with health authorities and based on their feedback Novartis expects to submit for regulatory approval for sickle cell pain crises in the US in 2018. This assumes successful PK/PD comparability study to final manufacturing process.

•	BAF312 (siponimod) was discussed with the FDA and Novartis expects to submit an application for the treatment of relapsing multiple sclerosis (RMS) in 2018.

Results from ongoing trials and other highlights

•
AMG 334 (erenumab) data from Phase III trials STRIVE and ARISE was presented at American Academy of Neurology, in April. The data confirms the potential of AMG 334 to substantially reduce days with migraine for people experiencing up to 14 migraine days a month. The safety profile of AMG 334 was comparable to placebo.

•
Entresto analysis presented at the American College of Cardiology of data from a subgroup of patients with reduced ejection fraction heart failure (HFrEF) and diabetes suggests that Entresto may improve glycemic control compared to the ACE-inhibitor enalapril.

•
Cosentyx analysis was presented at the American Academy of Dermatology that showed patients rapidly regained clear or almost clear skin (Psoriasis Area Severity Index, PASI 90 to 100) following relapse during a treatment pause.

•
Cosentyx data was presented at the Maui Derm for Dermatologists meeting that showed it may modify the course of moderate-to-severe psoriasis leading to long-term, treatment-free skin clearance in approximately 20% of patients following one year of treatment.

•	Sandoz biosimilar adalimumab (GP2017) showed equivalent efficacy to the reference medicine, AbbVie’s Humira®, in data presented at the American Academy of Dermatology.

•
Promacta (eltrombopag) achieved complete response (CR) in 58% of patients treated with treatment-naïve severe aplastic anemia (SAA) at six months at the initiation of and concurrently with standard immunosuppressive treatment, according to a study published by NEJM in April.

•	ECF843 ophthalmic rights were acquired (ex-EU), adding a novel disease-modifying approach for the treatment of dry eye to our leading R&D portfolio in Ophthalmology.

•
AMG 334 (erenumab). In April, Novartis expanded the global partnership with Amgen to include co-commercialization in the US; Novartis to gain exclusive rights in Canada and retain existing rights in rest of world, excluding Japan.

•
Allergan and Novartis entered into a clinical trial agreement in April to conduct a phase IIb study, involving the combination of a Novartis FXR agonist and Allergan’s cenicriviroc (CVC) for the treatment of non-alcoholic steatohepatitis (NASH).

•	RLX030 (serelaxin) phase III trial RELAX-AHF-2 did not meet its primary endpoints.

Transform Alcon into an agile company

The Alcon Division grew sales 1% (cc) in the first quarter and continued to execute against the growth plan, taking actions to accelerate innovation and sales, strengthen customer relationships and to improve the efficiency and effectiveness of operations.

In Vision Care (+4% cc), continued investments in direct to consumer advertising behind key brands in Europe and the US helped drive growth in contact lenses (+7% cc) for the fourth consecutive quarter.

Surgical (-1% cc) continued to strengthen its basic operations and improve supply levels, which led to improved customer service. The pipeline continued to advance with the approval of the AcrySof IQ ReSTOR +2.5D Multifocal Toric IOL with ACTIVEFOCUS in the US. The division also invested in expanding its new product launches, including CyPass and NGENUITY 3D.

In January 2017, Novartis announced a strategic review of Alcon. Options to maximize shareholder value of the Alcon Division are under consideration. A status update will be provided towards the end of 2017.

Create a stronger company for the future

We continued to advance all of our productivity and quality programs in the first quarter:

•
Novartis Business Services (NBS), our cross-divisional services organization, continues to deliver sustainable savings, with a disciplined approach to investment and ensuring quality services. We are building strategic partnerships with key vendors to create value, and are driving productivity through process simplification and automation. Furthermore, we continue to optimize our geographical footprint to further strengthen our capabilities centered on our five Novartis Global Service Centers.

•
Novartis Technical Operations (NTO) is fully operating in the new organizational set up and continues to advance our productivity programs. A synergy and savings roadmap is being implemented with a five-year time horizon.

•
Global Drug Development (GDD) was implemented in 2016, overseeing drug development across the innovative medicines and the biosimilars portfolio. The enterprise-wide approach to portfolio management enables better resource allocation and increased R&D productivity.

•
Novartis continues to focus on compliance, reliable product quality and sustainable efficiency as part of our quality programs. A total of 46 global health authority inspections were completed in Q1 2017, 12 of which were conducted by the FDA. All were deemed good or acceptable.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In January 2017, Novartis announced an up to USD 5 billion share buyback to be executed on the second trading line. In Q1 of 2017, Novartis repurchased 16.2 million shares under this buyback and 2.7 million shares to mitigate dilution related to equity-based participation plans of associates. In addition, 1.7 million shares were repurchased from associates, and 12.1 million treasury shares were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 8.5 million versus December 31, 2016. Novartis aims to fully offset the dilutive impact from equity-based participation plans of associates. These treasury share transactions resulted in a net cash outflow of USD 1.1 billion.

In the first quarter of 2017, Novartis issued bonds denominated in US dollars and euro for total notional amounts of USD 3.0 billion and USD 2.0 billion, respectively.

As of March 31, 2017 net debt increased by USD 7.0 billion to USD 23.0 billion. The increase was mainly driven by the USD 6.5 billion annual dividend payment, share repurchases, and M&A related payments.

The long-term credit rating for the company continues to be double-A (Moody’s Investors Service Aa3; S&P Global Ratings AA-; Fitch Ratings AA).

2017 Outlook

Barring unforeseen events

We confirm our outlook as presented at the beginning of 2017. Group net sales in 2017 are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition, including the continued genericization of Gleevec/Glivec in the US and Europe.

From a divisional perspective, we expect net sales performance (cc) in 2017 to be as follows:
•	Innovative Medicines: revised upward to broadly in line with prior year, to a slight increase
•	Sandoz: revised down to broadly in line with prior year, due to the delay of US Glatopa 40mg
•	Alcon: broadly in line with prior year to low single digit growth

Group core operating income in 2017 is expected to be broadly in line with prior year to a low single digit decline (cc).

If mid-April exchange rates prevail for the remainder of 2017, the currency impact for the year would be negative 2 percentage points on sales and negative 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Innovative Medicines	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Net Sales	7 692	7 729	0	2
Operating income	1 721	2 180	-21	-17
As a % of sales	22.4	28.2
Core Operating income	2 426	2 602	-7	-3
As a % of sales	31.5	33.7

Sandoz	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Net Sales	2 430	2 445	-1	1
Operating income	343	346	-1	-2
As a % of sales	14.1	14.2
Core Operating income	460	485	-5	-6
As a % of sales	18.9	19.8

Alcon	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Net Sales	1 417	1 426	-1	1
Operating loss/income	-43	31	nm	nm
As a % of sales	-3.0	2.2
Core Operating income	187	243	-23	-18
As a % of sales	13.2	17.0

Corporate	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Operating loss	-99	-106	7	-6
Core Operating loss	-63	-69	9	-8

Total Group	Q1 2017	Q1 2016	% change
	USD m	USD m	USD	cc
Net Sales	11 539	11 600	-1	2
Operating income	1 922	2 451	-22	-19
As a % of sales	16.7	21.1
Core Operating income	3 010	3 261	-8	-5
As a % of sales	26.1	28.1
Net income	1 665	2 011	-17	-15
EPS (USD)	0.70	0.85	-18	-15
Cash flow from operating activities	2 045	1 542	33
Free cash flow	1 665	1 362	22

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2098294/794662.pdf.

Novartis Q1 2017 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as such as “growth drivers,” “momentum,” “positive CHMP opinion,” “Priority Review,” “path forward,” “growth plan,” “outlook,” “expected,” “confidence,” “growth phase,” “expect,” “launch,” “continued focus,” “launch trajectory,” “launches,” “pipelines,” “investigational,” “Breakthrough Therapy,” “suggests,” “may,” “pipeline,” “strategic review,” “under consideration,” “will,” “for the future,” “continued,” “being implemented,” “would,” “ongoing,” “continuing,” “evaluating,” “investigating,” “may,” “potential,” “proposed,” “option,” “commitment,” “planned,” “to further strengthen,” “to maximize,” “initiating,” “under review,” “subject to,” “explore,” “exploring,” “aims,” “toward,” “to accelerate,” “recommended,” “Fast Track,” “being co-developed,” “growing,” “roadmap,” “time horizon,” “remains,” “estimated,” “underway,” “filed,” “expects,” “submitted,” “can,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the announced review of options being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the review of options being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time.  Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, management’s expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing and reimbursement pressures, such as from increased publicity on pharmaceuticals pricing, including in certain large markets; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Enbrel® is a registered trademark of Amgen Inc. MabThera® and Rituxan® are registered trademarks of F. Hoffmann-la Roche AG. Humira® is a registered trademark of AbbVie Inc. Stelara® is a registered trademark of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion (USD 8.4 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
May 30-31, 2017 Meet Novartis Management investor event in Boston, MA
July 18, 2017              Second quarter results 2017
October 24, 2017             Third quarter results 2017